UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 001-39391 CUSIP Number 14171W202

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: September 30, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

CareMax, Inc.

Full name of Registrant

Deerfield Healthcare Technology Acquisitions Corp.

Former name if Applicable

1000 NW 57th Court, Suite 400

Address of Principal Executive Office (Street and number)

Miami, FL 33126

City, State and Zip Code

PART II-RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CareMax, Inc., a Delaware corporation (the “Company”), is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024 (the “Form 10-Q”) within the prescribed time period. As previously disclosed, the Company continues to undergo efforts to reduce operating expenses and pursue various equity and debt refinancing and other strategic alternatives, including the sale of certain assets. Due to the considerable time and resources the Company is devoting to such efforts, the Company does not have the funds or personnel necessary to file the Form 10-Q within the extension period provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended. If the Company is unable to successfully implement its plans or receive adequate relief from its creditors and lessors, the Company is likely to restructure under Chapter 11 of the US Bankruptcy Code.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Kevin Wirges	(786)	360-4768
	(Name)	(Area Code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above in Part III – Narrative to this Form 12b-25, the Company was unable to file its Form 10-Q within the prescribed time period without unreasonable effort and expense. The Company’s results of operations for the fiscal quarter ended September 30, 2024 are anticipated to decline significantly from its results of operations for the fiscal quarter ended September 30, 2023 due to significant adverse developments that occurred with respect to the Company’s business and liquidity during the quarter. However, the Company is unable to provide reasonable estimates of revenues, operating loss and net loss at this time as the Company has not completed its financial close process and controls for the applicable period due to the constraint on resources noted above in Part III.

FORWARD-LOOKING STATEMENTS

Statements in this Form 12b-25 that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "believe," "budget," "contemplate," "continue," "could," "envision," "estimate," "expect," "guidance," "indicate," "intend," "may," "might," "plan," "possibly," "potential," "predict," "probably," "pro forma," "project," "seek," "should," "target," or "will," or the negative or other variations thereof, and similar words or phrases or comparable terminology, are intended to identify forward-looking statements. These forward-looking statements reflect the Company’s expectations, plans or forecasts of future events and views as of the date of this Form 12b-25. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, but not limited to: the Company’s net losses, level of indebtedness and significant cash used in operating activities have raised substantial doubt regarding its ability to continue as a going concern; the Company's future capital requirements and sources and uses of cash, including funds to satisfy its liquidity needs and the Company’s ability to comply with the covenants under the agreements governing its indebtedness; the Company’s ability to successfully execute its strategy, which may include divesting certain assets or businesses; the Company’s ability to successfully implement cost-saving measures or achieve expected benefits under its plans to optimize performance of the MSO network and its centers; the possibility of the Company filing for a restructuring under Chapter 11 of the US Bankruptcy Code if the Company is unable to successfully implement its plans; the possibility that the Company’s rights under certain existing agreements could be impaired as a result of bankruptcy proceedings brought by Steward Health Care System; the impact of restrictions on the Company’s current and future operations contained in certain of its agreements; risks relating to lease termination, lease expense escalators, lease extensions, special charges and the Company’s inability to comply with provisions of its lease agreements; the Company’s ability to integrate acquired businesses and realize expected benefits of any such transactions; the Company’s ability to attract new patients; changes in market or industry conditions, regulatory environment, competitive conditions, and receptivity to the Company's services; changes in laws and regulations applicable to the Company's business, in particular with respect to Medicare Advantage and Medicaid; the Company's ability to maintain its relationships with health plans and other key payers; any delay, modification or cancellation of government contracts; the impact of COVID-19 or any variant thereof or any other pandemic or epidemic on the Company's business and results of operation; insolvency, credit problems or other financial difficulties that could confront the Company’s counterparties in strategic acquisitions, investments and other collaborations could expose the Company to significant financial risk and significantly impact the Company’s ability to expand its overall profitability; the Company’s ability to address the material weakness in its internal control over financial reporting; the Company's ability to recruit and retain qualified team members and independent physicians; risks related to future acquisitions; the Company’s ability to develop and maintain proper and effective internal control over financial reporting and the impact of any prior period developments. These and other risks, assumptions and uncertainties are more fully described in Item 1A (Risk Factors) of the Company’s most recent Annual Report on Form 10-K and in other documents that the Company files or furnishes with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward- looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. The Company expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this Form 12b-25, whether as a result of new information, future events, changes in assumptions or otherwise.

CareMax, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 13, 2024	By:	/s/ Kevin Wirges Kevin Wirges Executive Vice President, Treasurer and Chief Financial Officer